Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) to be filed on or about February 23, 2007 pertaining to the Options Issued Pursuant to Individual Option Agreements, the 2000 Stock Option Plan, the Amended and Restated 2001 Stock Option Plan, the 2006 Equity Incentive Plan and the Warrants Issued to Employees, Directors and Service Providers of Artes Medical, Inc. of our report dated May 4, 2006 (except for the third through nineteenth paragraphs of Note 11, as to which the date is November 27, 2006) , with respect to the consolidated financial statements of Artes Medical, Inc. for the year ended December 31, 2005, included in its Registration Statement on Form S-1 (No. 333-134086) which was declared effective by the Securities and Exchange Commission on December 19, 2006.
/s/ Ernst & Young LLP
San Diego, California
February 22, 2007